Exhibit 99.1

Grant of Share Options under Share Option Scheme

London: Monday, October 22, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that on October 19, 2018, it granted share options under the Share Option Scheme conditionally adopted by Chi-Med at its Annual General Meeting in 2015 (the “2015 HCML Share Option Scheme”).

Chi-Med granted 43,000 share options under its 2015 HCML Share Option Scheme to certain employees to subscribe for Ordinary Shares subject to the acceptance of the grantees.  Details of such share options granted prescribed are as follows:

Date of grant	:	October 19, 2018
Exercise price of share options granted	:	GBP46.10 per Ordinary Share
Number of share options granted	:	43,000 (each share option shall entitle the holder thereof to subscribe for one Ordinary Share)
Closing market price of Ordinary Shares on the date of grant	:	GBP46.10 per Ordinary Share
Validity period of the share options	:	From October 19, 2018 to October 18, 2028

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 1367 179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
Richard Gray / Andrew Potts, Panmure Gordon (UK) Limited	+44 (20) 7886 2500